UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Nevada	000-50014	88-0478644
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

PPJ ENTERPRISE
(Exact name of Registrant as specified in its charter)

1105 TERMINAL WAY, SUITE 202 RENO, NV 89502
(775) 348-5735
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

 (Title of each class of securities covered by this Form)
COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	
Rule 12g-4(a)(2)	
Rule 12h-3(b)(1)(i)	
Rule 12h-3(b)(1)(ii)	
Rule 15d-6	

Approximate number of holders of record as of the certification or notice date is less than 300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934PPJ Enterpriser, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PPJ ENTERPRISE
(Registrant)

August 25. 2009	By: /s/ Chandana Basu
Chandana Basu
President and CEO